Exhibit 99.1

STEALTHGAS INC. REPORTS FIRST QUARTER 2021 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 26, 2021. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2021.

OPERATIONAL AND FINANCIAL HIGHLIGHTS1

•	Fleet utilization of 98.7% with 50 days of technical off hire mainly as a result of one drydocking completed within Q1 2021.

•	Operational utilization of 93.1% mainly due to 15 of our ships having a predominant presence in the spot market—equivalent to 31.2% of voyage days.

•

61% of fleet days secured on period charters for the remainder of 2021, with total fleet employment days for all subsequent periods generating approximately $87 million (excluding vessels in joint ventures) in contracted revenues. Period coverage for the remainder of Q2 21’ is currently 80%.

•

Sale and delivery in Q2 21’, of the 35,000 cbm MGC vessel, the Gaschem Hamburg (2010 built), owned by our MGC joint venture arrangement, for a price of $34 million generating an aggregate gain, for the Joint Venture, of $7 million.

•

Voyage revenues of $37.4 million in Q1 21’, an increase of $3.0 million compared to Q1 20’ mostly due to a 58% in the fleet’s bareboat activity where revenues are inherently lower than those earned from time charter and spot activity.

•	Net income of $0.8 million for Q1 21’ corresponding to an EPS of $0.02 compared to net income of $3.0 million corresponding to an EPS of $0.08 in the same period of last year.

•	EBITDA of $13.4 million in Q1 21’ compared to $16.5 million in Q1 20’—due to lower operational utilization as a result of higher spot activity.

•	Low gearing, as debt to assets stands at 37.7%, and a quarter over quarter reduction in finance costs by $1.1 million.

•	Total cash, including restricted cash, of $52.9 million with no capital expenditure commitments in the near future.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

First Quarter 2021 Results:

•

Revenues for the three months ended March 31, 2021 amounted to $37.4 million, an increase of $3.0 million, or 8.7%, compared to revenues of $34.4 million for the three months ended March 31, 2020, mainly due to seven vessels, now operating either in the spot market or under a time charter contract which were employed on bareboat charters in the same period of last year.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2021 were $6.9 million and $15.1 million, respectively, compared to $2.8 million and $13.2 million, respectively, for the three months ended March 31, 2020. The $4.1 million increase in voyage expenses is attributed to the 260% increase in spot days. Due to our increased spot activity, we witnessed this quarter a sharp increase of both port expenses and bunker costs, particularly as we had two of our product tankers operating in the spot market. The 14.4% increase in vessels’ operating expenses compared to the same period of 2020, is a result of seven fewer vessels on bareboat, which vessels are now operating either on time charter or in the spot market along with an increase of our daily crew costs crew due to the COVID-19 pandemic.

•

General and administrative expenses: for the three months ended March 31, 2021 and 2020 were $0.9 million and $0.6 million, respectively. This $0.3 milion increase compared to the same period of last year is primarily due to some one–off legal expenses and some management fees to unaffiliated third parties.

•

Drydocking costs for the three months ended March 31, 2021 and 2020 were $0.6 million and $0.2 million, respectively. Drydocking expenses during the first quarter of 2021 relate to the drydocking of one vessel and to the drydocking preparation of four vessels compared to the drydocking in progress of one vessel in the same period of last year.

•	Depreciation for the three months ended March 31, 2021 and 2020 was $9.5 million and $9.3 million, respectively.

•

Interest and finance costs for the three months ended March 31, 2021 and 2020 were $3.1 million and $4.2 million, respectively. The $1.1 million decrease from the same period of last year is mostly due to the decline of LIBOR rates.

•

Equity earnings in joint ventures for the three months ended March 31, 2021 and 2020 was a gain of $1.1 million and a gain of $0.6 million, respectively. The $0.5 million increase from the same period of last year is mainly due to the profitability of our MGC joint venture arrangement which operated for the full Q1 21’ compared to approximately one month during Q1 20’.

•

As a result of the above, for the three months ended March 31, 2021, the Company reported net income of $0.8 million, compared to net income of $3.0 million for the three months ended March 31, 2020. The weighted average number of shares outstanding for the three months ended March 31, 2021 and 2020 was 37.9 million and 39.4 million, respectively. This decrease in the number of shares is a result of our share buyback program and the tender offer that was completed in April 2020.

•	Earnings per share, basic and diluted, for the three months ended March 31, 2021 amounted to $0.02 compared to earnings per share of $0.08 for the same period of last year.

•	Adjusted net income was $0.6 million or $0.02 per share for the three months ended March 31, 2021 compared to adjusted net income of $3.1 million or $0.08 per share for the same period of last year.

•	EBITDA for the three months ended March 31, 2021 amounted to $13.4 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 41.6 vessels were owned by the Company during the three months ended March 31, 2021 compared to 41.0 vessels for the same period of 2020.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A one year time charter extension for its 2009 built product tanker the Falcon Mayram, to a Tanker Operator until September 2022.

•	A one year time charter for its 2008 built product tanker the Magic Wand, to a National Oil Company until March 2022.

•	A one year time charter extension for its 2015 built LPG carrier the Eco Universe, to an Oil Major until February 2022.

•	A six months time charter extension for its 2007 built LPG carrier the Gas Flawless, to an International LPG Trader until December 2021.

•	A six months time charter extension for its 2018 built LPG carrier the Eco Freeze, to an International LPG Trader until October 2021.

•	A four months time charter for its 2012 built LPG carrier the Gas Husky, to a Major Commodity Trader until September 2021.

•	A three months time charter extension for its 2012 built LPG carrier the Gas Esco, to an International LPG Trader until September 2021.

•	A two months time charter extension for its 2016 built LPG carrier the Eco Dominator, to an International LPG Trader until June 2021.

•	A two months time charter extension for its 2021 built LPG carrier the Eco Blizzard, to an International LPG Trader until June 2021.

•	A one month time charter for its 2015 built LPG carrier the Eco Dream, to an oil Major until May 2021.

With these charters, the Company has total contracted revenues of approximately $87 million.

Total anticipated fleet days of our fleet is 61% covered with charter contracts for the remainder of 2021.

Board Chairman Michael Jolliffe Commented

Our performance in the first quarter of 2021 was still governed by the COVID-19 pandemic. Although demand for small LPG carriers slightly strengthened and rates seem to have gained a positive momentum these effects began to materialize towards the end of the quarter, thus were not reflected in our results for Q1 2021.

Due to market conditions our presence in the spot market remained high and compared to the last quarter of the year what mostly undermined our spot profitability was the operation of two of our product tankers in the spot market for the whole duration of the quarter- thus incurring high voyage costs against poor freight compensation.

What we find important amidst these market conditions is that we have designed our fleet employment so as to grasp the positive market turn expected with the remission of the COVID-19 pandemic. We have 16 vessels concluding their period employment up until the end of 2021 and along with our ships currently in the spot market gives us the opportunity to re-charter 60% of our fleet at a time when hopefully the market is expected to improve.

Conference Call details:

On May 26, 2021 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 280 1157 (US Toll Free Dial In) or 08006941461 (UK Toll Free Dial In).

Access Code: 2899410

In case of any problems with the above numbers, please dial +1 6467871226 (US Toll Dial In), +44 (0) 203 0095709 (Standard International Dial In).

Access Code: 2899410

A telephonic replay of the conference call will be available until June 6, 2021 by dialing +1 (866) 331-1332 (US Local Dial In), +44 (0) 3333009785 (Standard International Dial In).

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 49 vessels. The fleet is comprised of 45 LPG carriers, including seven Joint Venture vessels. These LPG vessels have a total capacity of 401,488 cubic meters (cbm). The Company also owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended March 31, 2020 and March 31, 2021.

FLEET DATA	Q1 2020	Q1 2021
Average number of vessels (1)	41.00	41.61
Period end number of owned vessels in fleet	41	42
Total calendar days for fleet (2)	3,811	3,745
Total voyage days for fleet (3)	3,788	3,695
Fleet utilization (4)	99.4%	98.7%
Total charter days for fleet (5)	3,468	2,543
Total spot market days for fleet (6)	320	1,152
Fleet operational utilization (7)	97.8%	93.1%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss on derivatives excluding swap interest received/(paid). EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation and loss on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Three Months Period Ended March 31st,
	2020	2021
Net Income - Adjusted Net Income
Net Income	3,012,718	755,880
Plus loss on derivatives	68,695	5,582
Plus swap interest received/(paid)	5,623	(141,446)
Adjusted Net Income	3,087,036	620,016
Net income - EBITDA
Net income	3,012,718	755,880
Plus interest and finance costs	4,233,197	3,145,438
Less interest income	(112,960)	(2,544)
Plus depreciation	9,321,961	9,547,131
EBITDA	16,454,916	13,445,905
Net income - Adjusted EBITDA
Net income	3,012,718	755,880
Plus loss on derivatives	68,695	5,582
Plus interest and finance costs	4,233,197	3,145,438
Less interest income	(112,960)	(2,544)
Plus depreciation	9,321,961	9,547,131
Adjusted EBITDA	16,523,611	13,451,487
EPS - Adjusted EPS
Net income	3,012,718	755,880
Adjusted net income	3,087,036	620,016
Weighted average number of shares	39,401,882	37,858,437
EPS - Basic and Diluted	0.08	0.02
Adjusted EPS	0.08	0.02

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	For The Three Months Ended March 31,
	2020	2021
Revenues
Revenues	34,376,758	37,415,681
Expenses
Voyage expenses	2,391,269	6,468,008
Voyage expenses - related party	425,684	465,203
Charter hire expenses	322,363	—
Vessels’ operating expenses	13,005,546	14,817,026
Vessels’ operating expenses - related party	225,500	258,500
Dry - docking costs	168,796	610,260
Management fees - related party	1,336,010	1,448,450
General and administrative expenses	567,676	941,782
Depreciation	9,321,961	9,547,131

Total expenses	27,764,805	34,556,360

Income from operations	6,611,953	2,859,321

Other (expenses)/income
Interest and finance costs	(4,233,197)	(3,145,438)
Loss on derivatives	(68,695)	(5,582)
Interest income	112,960	2,544
Foreign exchange gain/(loss)	952	(33,219)

Other expenses, net	(4,187,980)	(3,181,695)

Income before equity in earnings of investees	2,423,973	(322,374)
Equity earnings in joint ventures	588,745	1,078,254

Net Income	3,012,718	755,880

Earnings per share
- Basic & Diluted	0.08	0.02

Weighted average number of shares
-Basic & Diluted	39,401,882	37,858,437

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	March 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	38,242,411	37,021,517
Trade and other receivables	3,602,764	6,186,809
Other current assets	309,608	355,304
Claims receivable	120,547	120,547
Inventories	3,687,098	4,219,225
Advances and prepayments	782,125	1,448,816
Restricted cash	1,308,971	1,814,672

Total current assets	48,053,524	51,166,890

Non current assets
Advances for vessel under construction	6,539,115	—
Operating lease right-of-use assets	—	171,697
Vessels, net	832,335,059	853,144,099
Other receivables	26,427	—
Restricted cash	13,488,820	14,017,024
Investments in joint ventures	43,177,657	44,255,911
Deferred finance charges	385,705	—

Total non current assets	895,952,783	911,588,731

Total assets	944,006,307	962,755,621

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	4,659,861	8,566,020
Trade accounts payable	9,974,751	12,110,214
Accrued and other liabilities	3,773,499	3,690,530
Operating lease liabilities	—	91,590
Customer deposits	968,000	968,000
Deferred income	2,995,657	4,148,240
Fair value of derivatives	141,447	—
Current portion of long-term debt	40,547,892	42,421,366

Total current liabilities	63,061,107	71,995,960

Non current liabilities
Fair value of derivatives	5,099,464	4,735,382
Operating lease liabilities	—	80,107
Long-term debt	311,249,321	320,222,212

Total non current liabilities	316,348,785	325,037,701

Total liabilities	379,409,892	397,033,661

Commitments and contingencies
Stockholders’ equity
Capital stock	431,836	431,836
Treasury stock	(25,373,380)	(25,373,380)
Additional paid-in capital	499,564,087	499,564,087
Retained earnings	94,926,695	95,682,575
Accumulated other comprehensive loss	(4,952,823)	(4,583,158)

Total stockholders’ equity	564,596,415	565,721,960

Total liabilities and stockholders’ equity	944,006,307	962,755,621

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For The Three Months Ended March 31,
	2020	2021
Cash flows from operating activities
Net income for the period	3,012,718	755,880
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,321,961	9,547,131
Amortization of deferred finance charges	184,177	277,404
Amortization of operating lease right-of-use assets	407,077	22,109
Change in fair value of derivatives	74,318	(135,864)
Equity earnings in joint ventures	(588,745)	(1,078,254)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	132,235	(2,557,618)
Other current assets	65,861	(45,696)
Claims receivable	138,470	—
Inventories	660,848	(532,127)
Changes in operating lease liabilities	(407,077)	(22,109)
Advances and prepayments	(90,710)	(666,691)
Increase/(decrease) in
Balances with related parties	584,166	3,906,159
Trade accounts payable	418,358	2,035,302
Accrued liabilities	(398,715)	92,095
Deferred income	2,217,924	1,152,583

Net cash provided by operating activities	15,732,866	12,750,304

Cash flows from investing activities
Advances for vessel under construction	(33,211)	—
Vessel acquisition	—	(23,859,495)
Investment in joint ventures	(41,051,530)	—
Advances to joint ventures	(29,245)	—

Net cash used in investing activities	(41,113,986)	(23,859,495)

Cash flows from financing activities
Stock repurchase	(1,012,235)	—
Deferred finance charges paid	—	(667,766)
Advances from joint ventures	1,655,198	—
Advances to joint ventures	(4,175,673)	—
Loan repayments	(10,626,587)	(36,841,282)
Proceeds from long-term debt	—	48,431,250

Net cash (used in)/provided by financing activities	(14,159,297)	10,922,202

Net decrease in cash, cash equivalents and restricted cash	(39,540,417)	(186,989)
Cash, cash equivalents and restricted cash at beginning of year	82,120,332	53,040,202

Cash, cash equivalents and restricted cash at end of period	42,579,915	52,853,213
Cash breakdown
Cash and cash equivalents	28,034,255	37,021,517
Restricted cash, current	1,168,117	1,814,672
Restricted cash, non current	13,377,543	14,017,024

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	42,579,915	52,853,213